SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                          First Colorado Bancorp, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)


                                   319764-10-6
                    -----------------------------------------
                                 (CUSIP Number)


* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 319764-10-6            Schedule 13-G
                                 -------------

1.    Name of Reporting Person
      S.S. or I.R.S. Identification Number of above person:

            First Federal Bank of Colorado Employee
            Stock Ownership Plan

2.    Check the appropriate box if a member of a group*

            (a)   [X]               (b)   [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization:  Colorado
                                             --------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.    Sole Voting Power:                              -0-
                                                ---------

6.    Shared Voting Power:                      1,721,834
                                                ---------

7.    Sole Dispositive Power:                         -0-
                                                ---------

8.    Shared Dispositive Power:                 1,721,834
                                                ---------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,721,834
   ---------------

10.   Check Box If The Aggregate Amount in Row (9) Excludes Certain
      Shares*

11.   Percent of Class Represented by Amount in Row 9: 10.24%
                                                       -----

12.   Type of Reporting Person*:   EP
                                  ----



                                * SEE INSTRUCTION

                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)   Name of Issuer:  First Colorado Bancorp, Inc.
            --------------

Item 1(b)   Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

                  215 South Wadsworth Boulevard
                  Lakewood, Colorado  80226

Item 2(a)   Name of Person Filing:
            ---------------------

            First Federal Bank of Colorado Employee
            Stock Ownership Plan

Item 2(b)   Address of Principal Business Office:  Same as Item 1(b)
            ------------------------------------   -----------------

Item 2(c)   Citizenship:  Colorado
            -----------

Item 2(d)   Title of Class of Securities:  Common Stock
            ----------------------------

Item 2(e)   CUSIP Number:       319764-10-6
            ------------

Item 3      Check whether the person filing is a:
            ------------------------------------

Item 3(f)     X         Employee Benefit Plan,  Pension Fund which is subject to
            ------      the  provisions  of  the  Employee   Retirement   Income
                        Security Act of 1974.

Item 3(h)     X         Group,   in   accordance   with   Rule   13d-
            ------      1(b)(1)(ii)(H).

Item 3(a)(b)(c)(d)(e)(g) - not applicable.

Item 4(a)   Amount Beneficially Owned: 1,721,834
            -------------------------

Item 4(b)   Percent of Class:  10.24%
            ----------------

Item 4(c)   Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote                  -0-
            (ii) shared power to vote or to direct the vote            1,721,834
            (iii)sole power to dispose or to direct the
                  disposition of                                          -0-
            (iv)  shared  power to  dispose  or to  direct  the
                  disposition  of                                      1,721,834

Item 5      Ownership of Five Percent or Less of Class:
            ------------------------------------------
                                 Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person: Not
            --------------------------------------------------------------------
            applicable.
            ----------

Item 7      Identification  and  Classification of the Subsidiary Which Acquired
            --------------------------------------------------------------------
            the Security Being Reported on by the Parent  Holding  Company.  Not
            --------------------------------------------------------------------
            Applicable
            ----------

Item 8      Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the Plan Trustee both filing under the Item 3(f) and 3(h) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9      Notice of Dissolution of Group.
                           Not Applicable

Item 10     Certification.
            -------------

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee, I certify that the information set forth in this statement is true, complete and correct.



/s/ Malcolm E. Collier, Jr.                                     2/13/98
----------------------------------------------              -----------------
Malcolm E. Collier, Jr.                                           Date




/s/ Brian L. Johnson                                            2/13/98
----------------------------------------------              -----------------
Brian L. Johnson                                                  Date




/s/ Patricia McMillan                                           2/13/98
----------------------------------------------              -----------------
Patricia McMillan                                                 Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

      Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Plan Trustee. The Plan Trustee shares voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the Plan Trustee as directed by the Plan Committee. Investment direction is exercised by the Plan Trustee as directed by the Plan Committee. The Plan Committee and the Plan Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

      Members of the Plan Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the Plan are as follows:

                                    Beneficial           Beneficial Ownership
    Name                         Ownership (1)(2)(3)      as Plan Participant
--------------------------------------------------------------------------------

Malcolm E. Collier, Jr.                549,956                    22,730
Brian L. Johnson                       105,278                     9,904
Patricia McMillan                       57,972                     6,722


      Members of the Trustee Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Trustee Committee and of shares beneficially owned as a Participant in the Plan are as follows:

                                 Beneficial              Beneficial Ownership
    Name                Ownership (1)(2)(3)(4)            as Plan Participant
--------------------------------------------------------------------------------

Leeon E. Hayden                        135,465                    -0-
John J. Nicholl                         18,242                    -0-
Stephen Burkholder                      47,823                    -0-


--------------------

(1) Includes shares of common stock of issuer owned in conjunction with family members. The Plan Committee and Plan Trustee(s) disclaims ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and Plan Trustee Committee.
(2)   As of December 31, 1997
(3) Includes shares of common stock held by Registrant's 1992 and 1996 Stock Option Plans and by Registrant's 1996 Management Stock Bonus Plan, whether such shares are vested or non-vested.
(4)   Excludes  shares of common  stock  held by  Registrant's  1992  Management
      Recognition Plan and 1996 Management Stock Bonus Plan for which the Trustee may have voting and dispositive power.